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                          April 1, 2022

       Brian Varnum
       Chief Executive Officer
       Armata Pharmaceuticals, Inc.
       4503 Glencoe Avenue
       Marina del Rey, California 90292

                                                        Re: Armata
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2022
                                                            File No. 333-263936

       Dear Mr. Varnum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Faith L. Charles